Mail Stop 4561

April 25, 2008

Jianbin Chen, President and CEO
Revo Ventures Inc.
Post Office 020
Lu Yuan District, Chang Chun
Ji Lin, CHINA 130062

> **Re: Revo Ventures Inc.**
> **Statement on Schedule 14F-1**
> **Filed April 18, 2008**
> **File No. 000-83972**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us why you have filed this statement on Schedule 14F-1. Rule 14f-1 under the Securities Exchange Act of 1934 requires the filing of certain information in the event that directors are elected or designated, other than at a meeting of shareholders, pursuant to an arrangement or understanding in connection with a transaction subject to Section 13(d) or Section 14(d) of the Exchange Act. However, your filing does not indicate that any such arrangement or understanding exists, nor does it refer to any transaction subject to Section 13(d) or Section 14(d) of the Exchange Act.

2. It appears that the disclosure relating to your corporate name change, as approved by the holder of shares representing a majority of your voting stock, should be

filed on an information statement on Schedule 14C. Please re-file this disclosure on Schedule 14C, or advise.

3. Item 502(d) of Form 8-K requires the filing of a current report to disclose the election of new directors other than by a vote of security holders at an annual or special meeting. You have not filed a Form 8-K in connection with the recent changes to your board of directors. Please tell us your analysis as to the applicability of Item 502(d) of Form 8-K to the addition of two new directors to your board.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your related filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Jianbin Chen
Revo Ventures Inc.
April 25, 2008
Page 3

       Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

                            Sincerely,

                            David L. Orlic
                            Special Counsel